White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S R E L E A S E

WHITE KNIGHT ENGAGES IN INVESTOR RELATIONS
AND CORPORATE DEVELOPMENT INITIATIVE

Vancouver, British Columbia
White Knight Resources Ltd. (TSXV – WKR)
April 14, 2005

White Knight Resources Ltd. welcomes Kareen McKinnon as Vice President of Corporate Development to head up its investor relations and corporate development initiative.

Ms. McKinnon’s primary function will be to assist the Company in providing communications and interactions with the investment community, as well as developing and diversifying its investment audience. Ms. McKinnon’s background in investor relations and corporate finance will help to increase the visibility for White Knight.

Apart from interaction with the investment community, Ms. McKinnon will be leading the initiative to raise White Knight’s profile and facilitate the ease by which people can access information. Her mandate also includes assisting with strategic planning to facilitate White Knight’s focus on exploring its extensive portfolio of gold properties located within the Cortez Trend of Nevada.

About:

White Knight is an exploration company active in finding and exploring mineral prospects. The Company currently controls the second largest land holding in the Cortez Trend in Nevada. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. The 2005 exploration season promises to be active for the Company, as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 65,000 feet on seven properties.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.